SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	Contact:	Patricia Roquebert – Panama
(507) 304-2672
Carmina Reyes – US
(210) 222-1933

COPA AIRLINES REPORTS A 90.6 PERCENT
ON-TIME PERFORMANCE IN FIRST QUARTER 2009
Airline’s on-time performance is among the best in the commercial aviation industry

PANAMA CITY, April 13 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), registered an on-time performance of 90.6 percent during the first quarter of 2009, and a flight completion factor of 99.6 percent.

“Our on-time performance is an extremely important component of the world-class service we offer our passengers, along with having the most extensive route network in Latin America and one of the youngest fleets on the continent,” said Pedro Heilbron, CEO of Copa Airlines.

Copa Airlines’ on-time performance continues to be among the best in the world in the aviation industry. The airline measures and reports quarterly on-time performance based on international aviation industry standards.

About Copa Holdings, S.A.
###

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela, from the cities of Bogota and Medellin.  For more information, visit http://www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 04/13/2009	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO